

November 3, 2022

Dinggui Yan
Chief Executive Officer
Jiayin Group Inc.
18th Floor, Building No. 1
Youyou Century Plaza
428 South Yanggao Road
Pudong New Area, Shanghai 200122
People's Republic of China

> **Re: Jiayin Group Inc.**
> **Form 20-F for the fiscal year ended December 31, 2020**
> **Filed April 30, 2021**
> **Form 20-F for the fiscal year ended December 31, 2021**
> **Filed April 29, 2022**
> **File No. 001-38806**

Dear Dinggui Yan:

We have reviewed your May 3, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 19, 2022 letter.

Form 20-F for the fiscal year ended December 31, 2021

Item 3. Key Information, page 7

1. We note your disclosure on page 1 that "China" or the "PRC" refers to the People's Republic of China, excluding, for the purposes of your annual report only, Hong Kong and Macau, your primary reference to China and or the PRC in your risk factors with regard to operating, regulatory, legal, and governmental authorities and the flow of capital contributions/loans and or dividends/distributions through Geerong (HK) Limited, your

wholly-owned subsidiary located in Hong Kong, Jiayin Group, Inc., your PRC subsidiaries and the consolidated VIE as reflected in your diagram on page 11. Please revise your definition of "China or the PRC" to include Hong Kong and Macau and to clarify that the "legal and operational" risks associated with operating in China also apply to your operations in Hong Kong. The definition may clarify that the only time that "China or the PRC" does not include Hong Kong or Macau is when you are referencing specific laws and regulations adopted by the PRC. If it does, please revise your disclosure to discuss any commensurate laws or regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those laws and regulations. As one example, your enforceability of civil liabilities discussion should discuss the enforceability of civil liabilities in Hong Kong. Please provide us with your proposed disclosure.

2. We note your response to prior comment 5. Please disclose if you consulted with counsel on any individual permission or approval that you or your subsidiaries, and the VIE and its subsidiaries are required to obtain from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE's operations and your other subsidiaries' operations and if so, please identify counsel in your disclosure. Please provide us with your proposed disclosure.

3. Also in your response to prior comment 5 and added disclosure on page 20, we note that you indicate that you do not believe that you are not required to obtain any approval from the CAC or other PRC government authorities under PRC law in connection with a future offering of your securities to foreign investors. Based on your more detailed disclosures that follow on page 21 and risk factor disclosure on page 54, it appears that this statement may be in error. Please confirm for us that you intended to disclose that you do not believe that you are required to obtain such approvals. If so, represent to us that you will correct in future filings. If not, reconcile your belief with those disclosures on page 21 and provide us revised disclosure that describes the approvals you must receive.

Item 5. Operating and Financial Review and Prospects
B. Liquidity and Capital Resource, page 114

4. We acknowledge your response to prior comment 1. Although you indicate that you changed all references to "our consolidated VIE" to "the consolidated VIE" in your 2021 Form 20-F, we note that you continue to refer to "our consolidated variable interest entities" in the second and third paragraphs of this disclosure on page 114. Please represent to us that in future filings you will modify this disclosure consistent with your prior response.

You may contact Michelle Miller at 1-202-551-3368 or Mark Brunhofer at 1-202-551-3638 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance